GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW

600 MADISON AVENUE   14th FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 371-8008       TELEFAX: (212) 688-7273
http://www.golawintl.com

CORRESPONDENCE

February 25, 2008

United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director,
Division of Corporation Finance

Re:	Biostar Pharmaceuticals, Inc. Registration Statement on Form SB-2 Filed November 14, 2007 File No. 333-147363

Ladies and Gentlemen:

Reference is made to the staff’s correspondence of December 11, 2007 to our client, Biostar Pharmaceuticals, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). On behalf of the Company, we have the following responses to the staff’s comments:

General

1.
We note that Biostar Pharmaceuticals, the parent company was incorporated on March 27, 2007. As such, you are required to file audited financial statements as of a date less than 135 days before the initial filing date of a registration statement. Refer to Item 310(a) of Regulation S-B. Further, please provide pro forma financial statements for the transaction with Aoxing Pharmaceutical Pharmaceutical Co. per 310(d) of Regulation S-B.

The Company has made revisions in accordance with the Staff’s comment. See pages F-48 to F-63 of the Registration Statement.

Please also refer to the pro-forma consolidated financial statements as of September 30, 2007 on pages F-64 to F-69 of the Registration Statement

2.	The interim financial statements for Aoxing Pharmaceutical Pharmacy Co., Ltd. are now stale. Please update the financial statements to comply with the requirements of Item 310(g) of Regulation S-B.

The Company has made revisions in accordance with the Staff’s comment. See pages F-1 and F-15 of the Registration Statement.

3.	In relation to your consolidation of Aoxing Pharmaceutical Pharmacy, please tell us the following:

a.
Explain your basis under GAAP for consolidating this entity. In so doing, please address the applicability of ARB 51, APB 18, SFAS 94, EITF 96-16 and any other relevant literature and your compliance with the applicable literature.

The Company’s wholly foreign owned enterprise, Shaanxi Biostar Biotech Ltd (“Shaanxi Biostar” or the “WFOE”) has entered into Exclusive Option Agreement, Share Pledge Agreement, Shareholders’ Voting Proxy Agreement, Purchase Agreement, and Entrusted Management Agreement with Shaanxi Aoxing Pharmacy Co., Ltd. ("Aoxing Pharmaceutical").

These agreements, especially the “Entrusted Management Agreement” and Shaanxi Biostar having sufficient initial equity give Shaanxi Biostar and its equity owners an obligation and ability to absorb any losses, and rights to receive returns, and also give Shaanxi Biostar significant decision-making abilities that directly impact Aoxing Pharmaceutical’s operations. In addition, according to “Entrusted Management Agreement” and “Shareholders’ Voting Proxy Agreement”, Shaanxi Biostar is given all voting rights and the right to appoint all directors and senior management personnel of Aoxing Pharmaceutical. All these agreements give the Company effective control over Aoxing Pharmaceutical, and Aoxing Pharmaceutical will be unable to make significant decisions about its activities and can not carry out its principal activities without financial support. These characteristics as defined in Financial Accounting Standards Board (FASB) Interpretation 46, “Consolidation of Variable Interest Entities (VIEs)” (“FIN 46R”), an Interpretation of Accounting Research Bulletin No. 51, determine that Aoxing Pharmaceutical is considered a variable interest entity (“VIE”) of Shaanxi Biostar. FIN 46R requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. Therefore, in compliance with FIN 46R, Shaanxi Biostar, as primary and only beneficiary of the VIE, will consolidate the financial statements of Aoxing Pharmaceutical and ultimately consolidate with its parent company, Biostar

Statement of Financial Accounting Standards No. 94 “Consolidation of All Majority-Owned Subsidiaries” (“SFAS 94), an amendment of ARB No. 51, with related amendments of APB Opinion No. 18, requires all companies in which a parent has a controlling financial interest through direct or indirect ownership of over fifty percent of the outstanding voting shares shall be consolidated except that if control is likely to be temporary or if it does not rest with the majority owner. As Shaanxi Biostar does not control directly or indirectly over fifty percent of the outstanding voting shares of Aoxing Pharmaceutical, instead, it controls Aoxing Pharmaceutical for consolidation of financial statements based on “variable interests”, thus SFAS 94 is not applicable.

EITF Issue No. 96-16 “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (“EITF 96-16”) provides guidance on what minority rights held by the minority shareholder overcome the presumption of SFAS 94 that all majority-owned investees should be consolidated. First,  Shaanxi Biostar does not consolidate Aoxing Pharmaceutical’s financial statements based on majority voting interest as governed by SFAS 94. Further, According to the shareholders’ Voting Proxy Agreement, Aoxing Pharmaceutical shareholders irrevocably and exclusively appointed the members of Shaanxi Biostar’s board of directors, as their proxies to vote on all matters that require Aoxing Pharmaceutical shareholder approval, including, without limitation, the right to appoint members of the board of directors of Aoxing Pharmaceutical. Therefore, the nominal shareholders in the Aoxing Pharmaceutical possess no substantive participating rights which would potentially mitigate against consolidation of Aoxing Pharmaceutical’s financial statements by Shaanxi Biostar based on “variable interests”. Thus, EITF 96-16 is not applicable here.

b.	Tell us what your ownership interest is in Aoxing Pharmaceutical, and clarify whether there was anything of monetary value exchanged in this transaction.

The Company does not own Aoxing Pharmaceutical. According to the “Entrusted Management Agreement”, Shaanxi Biostar manages and controls Aoxing Pharmaceutical in the same manner as if it was a wholly owned subsidiary under PRC law. Therefore, through Shaanxi Biostar, the Company is entitled to receive all of the profits of Aoxing Pharmaceutical, and is obligated to pay all of its debts. And to further give the Company effective control over Aoxing Pharmaceutical, Shaanxi Biostar and the Aoxing Pharmaceutical shareholders entered into a shareholder’s Voting Proxy Agreement whereby the Aoxing Pharmaceutical shareholders irrevocably and exclusively appointed the members of Shaanxi Biostar’s board of directors, as their proxies to vote on all matters that require Aoxing Pharmaceutical shareholder approval, including, without limitation, the right to appoint members of the board of directors of Aoxing Pharmaceutical. There was no monetary value exchanged in this transaction. In exchange for executing the Entrusted Management Agreement, the Company issued shares of its common stock to the trustee of a BVI trust for the benefit of Aoxing Pharmaceutical’s owners. Consequently, the owners of Aoxing Pharmaceutical will own a majority of the Company’s common stock immediately following the stock issuance to the trustee. And in order to further solidify the Company’s rights, benefits and control of Aoxing Pharmaceutical through Shaanxi Biostar, Shaanxi Biostar and the Aoxing Pharmaceutical shareholders entered into a share pledge agreement whereby the Aoxing Pharmaceutical shareholders pledged all of their equity interests in Aoxing Pharmaceutical, including the proceeds thereof, to guarantee the performance by the shareholders of all the agreements they entered into with Shaanxi Biostar.

c.	Describe the pertinent terms of this agreement that would appear to your permit to consolidate.

The following are the pertinent terms of the “Entrusted Management Agreement”,  “Shareholders’ Voting Proxy Agreement”, and “Share Pledge Agreement” that would permit the Company through Shaanxi Biostar to consolidate the financial statements of Aoxing Pharmaceutical (also referred to as “Shaanxi Aoxing”).

Entrusted Management Agreement:

1. During the entrusted period, Shaanxi Biostar shall be fully responsible for the management of Shaanxi Aoxing. The management service includes without limitation the following:

(1) Shaanxi Biostar shall be fully responsible for the operation of Shaanxi Aoxing, which includes the right to appoint and terminate members of Board of Directors and the right to hire managerial and administrative personnel etc. Shaanxi Aoxing’s shareholders or its voting proxy shall make a shareholder’s resolution and a Board of Directors’ resolution based on the decision of Shaanxi Biostar’s Board of Directors.

(2) Shaanxi Biostar has the right to manage and control all assets of Shaanxi Aoxing . Shaanxi Aoxing shall open an entrusted account or designate an existing account as an entrusted account. Shaanxi Biostar has the full right to decide the use of the funds in the entrusted account. The signer of the account shall be appointed or confirmed by Shaanxi Biostar. All of the funds of Shaanxi Aoxing shall be kept in this account, including but not limited to its existing working capital and purchase price received from selling its production equipment, inventory, raw materials and accounts receivable to Shaanxi Biostar, all payments of funds shall be disbursed through this entrusted account, including but not limited to the payment of all existing accounts payable and operating expenses, payment of employees salaries and purchase of assets, and all revenues from its operation shall be kept in this account.

(3) Shaanxi Biostar shall have the full right to control and administrate the financial affairs and daily operation of Shaanxi Aoxing, such as entering into and performance of contracts, and payment of taxes etc.

(4) If Shaanxi Aoxing requires additional funds to maintain its operations, Shaanxi Biostar shall provide such additional funds through a bank loan or other resources and Shaanxi Aoxing shall provide necessary assistance in obtaining these funds.

2. In order to perform this Entrusted Management Agreement, Shaanxi Aoxing shall pay an entrusted management fee to Shaanxi Biostar in order to obtain the net profits (if any) of Shaanxi Aoxing. The entrusted management fee shall be as follows: during the term of this agreement, the entrusted management fee shall equal to Shaanxi Aoxing’s net profits, being the monthly revenues after deduction of operating costs, expenses and taxes. If the net profit is zero, Shaanxi Aoxing is not required to pay the entrusted management fee; if Shaanxi Aoxing sustains losses, all such losses will be carried over to next month and deducted from next month’s entrusted management fee. Both Parties shall calculate, and Shaanxi Aoxing shall pay, the monthly entrusted management fee within 20 days of the following month.

3. Shaanxi Biostar shall assume all operation risks out of the entrusted management of Shaanxi Aoxing and bear all losses of Shaanxi Aoxing. If Shaanxi Aoxing has no sufficient funds to repay its debts, Shaanxi Biostar is responsible for paying off these debts on behalf of Shaanxi Aoxing; if Shaanxi Aoxing’s net assets are lower than its registered capital, Shaanxi Biostar is responsible for funding the deficit.

4. During the term of this Agreement, Shaanxi Aoxing and its shareholders’ rights and obligations include:

(1)
to hand over Shaanxi Aoxing to Shaanxi Biostar for entrusted management as of the effectiveness date of this Agreement and to hand over all of business materials together with Business License and corporate seal of Shaanxi Aoxing to Shaanxi Biostar;

(2)	Shaanxi Aoxing has no right to make any decision regarding its operations without the consent of Shaanxi Biostar;

(3)	to have the right to know the business conditions of Shaanxi Aoxing at any time and provide proposals;

(4)	to assist Shaanxi Biostar in carrying out the entrusted management according to Shaanxi Biostar’s requirement;

(5)	to perform its obligations pursuant to the Shareholders’ Voting Rights Proxy Agreement by and between the Parties, and not to violate the said agreement;

(6)	not to intervene Shaanxi Biostar’s management over Shaanxi Aoxing in any form by making use of shareholder’s power;

(7)	not to entrust or grant their shareholders’ rights in Shaanxi Aoxing to a third party other than Shaanxi Biostar without its consent;

(8)	not to otherwise entrust other third party other than Shaanxi Biostar to manage Shaanxi Aoxing in any form without its consent;

(9)	not to terminate this Agreement unilaterally with any reason; or

(10)	to enjoy other rights and perform other obligations under the Agreement.

5. During the term of this Agreement, Shaanxi Biostar’s rights and obligations include:

(1)	to enjoy independent and full right to manage Shaanxi Aoxing;

(2)	to enjoy the right to dispose of all assets of Shaanxi Aoxing;

(3)	to enjoy profits and bear losses arising from Shaanxi Aoxing’s operations during the period of entrusted management;

(4)	to appoint all directors of Shaanxi Aoxing;

(5)	to appoint general manager, deputy general manager, financial manager and other senior managerial personnel of Shaanxi Aoxing;

(6)	to convene shareholders’ meetings of Shaanxi Aoxing in accordance with the Shareholders’ Voting Rights Proxy Agreement and sign resolutions of shareholders’ meetings; and

(7)	to enjoy other rights and perform other obligations under the Agreement.

Shareholders’ Voting Proxy Agreement:

1. The Shaanxi Aoxing shareholders hereby agrees to irrevocably appoint the persons designated by Shaanxi Biostar with the exclusive right to exercise, on their behalf, all of the shareholder’s voting rights at the shareholder’s meeting of Shaanxi Aoxing including but not limited to the rights to sell or transfer all or any of their equity interests of Shaanxi Aoxing, and to appoint and elect the directors and Chairman as the authorized legal representative of Shaanxi Aoxing.

2. Shaanxi Biostar shall maintain a board of directors with composition and members identical to the board of directors of its overseas parent company.

3. Regardless of any change in the equity interests of Shanxi Aoxing, the Shaanxi Aoxing shareholders shall appoint the person designated by Shaanxi Biostar with all shareholder’s voting rights. The Shaanxi Aoxing shareholders can not transfer their equity interests of Shaanxi Aoxing to any individual or company (other than Shaanxi Biostar or the individuals or entities designated by Shaanxi Biostar).

4. This Agreement shall not be terminated prior to the completion of acquisition of all of the equity interests in, or all assets of, Shaanxi Aoxing by Shaanxi Biostar.

Share Pledge Agreement:

1. In order to protect the interests of Shaanxi Biostar, the Shaanxi Aoxing shareholders agree to pledge the 100% shares of Shaanxi Aoxing they own and the legal proceeds thereof to Shaanxi Biostar.

2. The shares are being pledged to guarantee all of the rights and interests the Shaanxi Aoxing shareholders are entitled to under all the agreements by and among Shaanxi Aoxing shareholders and Shaanxi Biostar.

3. The Shaanxi Aoxing shareholders shall not transfer any of the pledged shares without the permission of Shaanxi Biostar during the term of this agreement.

In addition, please revise your disclosure so that your basis for consolidating Aoxing Pharmaceutical is transparent to investors.

The Company has made revisions in accordance with the Staff’s comment. See pages F-40 and F-55 of the Registration Statement.

4.
We note your mention on page 31 of the future acquisitions of a "pharmaceutical plant" and a "pharmaceutical enterprise." Please advise us as to whether these two statements refer to the same acquisition. Clarify throughout the prospectus where you discuss the acquisition(s) whether the acquisition agreement(s) are already negotiated and executed. If so, please describe the terms of the acquisition(s) and the businesses you are acquiring. If the acquisition agreement(s) are not already negotiated and executed, please revise your filing to state that the acquisition(s) are intended, but not yet executed.

The Company has executed no definitive agreements, binding letters of intent or entered into similar documents or arrangements for any acquisitions and has revised the filing in accordance with the Staff’s recommendations.

Front of Registration Statement, page iii

5.
We note your sentence stating, "See "Risk Factors" beginning on page 6 for a discussion of certain risk factors that you should consider." However, the "Risk Factors" section of your registration statements begins on page 5. Please correct the above sentence to reflect this.

The Company has made revisions in accordance with the Staff’s comment. See page 4 of the Registration Statement.

Prospectus Summary

6.	Revise the first paragraph and the disclosure throughout the filing to clearly identify the correct party. Terms such as the "company," "we," "our," and "us" should refer only to the registrant, not to Aoxing Pharmaceuticals or the other parties. The first paragraph after the caption "The Company" should describe the relationships between the registrant and the various other entities and make very clear whether the registrant has any equity interest in Aoxing Pharmaceuticals. Since the registrant is not an operating business, you should identify Aoxing Pharmaceuticals as the operating entity throughout the prospectus. Include a chart in the summary to explain the relationships of the entities, including the percentage of security ownership each owns in each other entity. Identify the officers, directors, and major holders and their percentages of equity interest in each entity. Explain clearly the business purpose for your current complex organizational structure.

The Company has made revisions in accordance with the Staff’s comment throughout the Registration Statement. See pages 6, 8, 9, 44, 45 and 46 of the Registration Statement with respect to the summary chart, business purpose of the structure and explanation of various interrelationships between the officers and directors of the various entities.

Plan of Distribution

7.
Note that Schedule A paragraph 16 of the Securities Act and Regulation S-B Item 501(a)(9)(iv) require that you disclose the price at which the securities will be sold. Given your disclosure regarding the lack of an established market for your securities, a statement that selling shareholders will sell at "prevailing market prices" is insufficient to satisfy your disclosure obligation. Therefore, please disclose the fixed price at which the securities will be sold. We will not object if you also elect to disclose that the selling shareholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Also revise your "Plan of Distribution" accordingly.

The Company has made revisions in accordance with the Staff’s comment. See the cover page and pages 10 and 31 of the Registration Statement.

Risk Factors

8.
We note your risk factor "An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock." Please eliminate this risk factor as it implies that there are other risks that the investors should consider before investing in your company, when the risk factors section should list all of the risks key to an investment decision.

The Company has made revisions in accordance with the Staff’s comment.

9.
Include a risk factor that discusses all the risks to investors due to the fact that the registrant does not own the operating business. We note, for example, that paragraphs 1.2 and 9.2 of the Management Entrustment Agreement contemplate termination, although no termination provisions are included therein. Also discuss the extent to which affiliates of the registrant are also affiliates of the various other related entities, including the operating company. It appears that there is a risk that, since affiliates stand on both sides of the agreement, it would be easy to terminate the agreement and that unaffiliated investors would have little or no recourse since all the operating entity's assets are located in. China. State whether the registrant has any other assets (other than its interest in the agreement) and any revenues from other sources. We may have further comments.

The Company has made revisions in accordance with the Staff’s comment. See page 12 of the Registration Statement.

Our operating history may not serve as an adequate basis to judge our future prospects and results of operations, page 5

10.
Please expand your disclosure regarding the term "GMP." The disclosure should include how a company earns a GMP medical certification, its significance to the company and any benefit the company receives because of its award, the terms of the certification including whether it expires and how a company may lose it if it does not expire, and the consequences of losing this certification.

The Company has made revisions in accordance with the Staff’s comment. See page 12 of the Registration Statement. The Company has also expanded its risk factor “Aoxing Pharmaceutical’s certificates, permits, and licenses related to its pharmaceutical operations are subject to governmental control and renewal and failure to obtain renewal will cause all or part of its operations to be terminated.” on page 12 of the Registration Statement.

Our failure to compete effectively may adversely affect our ability to generate revenue, page 5

11.	Please expand your disclosure to identify your key competitors and the key products with which you compete. Please further disclose whether your key competitors also have GMP medical certification.

The Company has made revisions in accordance with the Staff’s comment. See page 12 of the Registration Statement.

We may require additional financing in the future and a failure to obtain such required financing will inhibit our ability to grow, page 6

12.	Please expand your disclosure to quantify any current expected uses for borrowed funds that you have that are material.

The Company does not expect to use any currently borrowed funds other than as previously used for operating expenses.

13.	Please identify potential sources you will approach to meet your financial obligations.

The Company has made revisions in accordance with the Staff’s comment. See page 13 of the Registration Statement.

14.
Please clarify whether you have sufficient funds to meet your financing needs for the next twelve months. To the extent practicable, please quantify the amount of future funds you currently expect you will need for the period following December 31, 2008.

The Company has made revisions in accordance with the Staff’s comment. See page 13 of the Registration Statement.

We are responsible for the indemnification of our officers and directors, page 7

15.	Please name your key personnel and the positions they hold with the company. Please also expand this risk factor to state whether you hold indemnification insurance for your officers and directors.

The Company has made revisions in accordance with the Staff’s comment. See page 14 of the Registration Statement.

We may not have adequate internal accounting controls, page 7

16.
Please disclose whether you have identified any problems with your internal accounting controls. If you have identified problems, please disclose these problems and state whether you have fixed these problems or have taken action to resolve these problems. If you have taken action to resolve these problems, please describe these actions.

The Company has not identified any problems with internal accounting controls.

17.
Please combine this risk factor with the risk factor entitled "Our Internal Controls Over Financial Reporting May Not Be Effective . . ." on page 7 as both risk factors appear to be discussing similar matters.

The Company has made revisions in accordance with the Staff’s comment. See page 14 of the Registration Statement.

We do not have key man insurance on our president and CEO on whom we rely for the management of our business, page 8.

18.
Please indicate if you have key man insurance for any of your key personnel. If not, please expand your disclosure to state whether you intend to buy key man insurance for Mr. Wang or for any of your key personnel. Please also add disclosure regarding the key personnel with whom you have employment agreements.

The Company has made revisions in accordance with the Staff’s comment. See page 15 of the Registration Statement.

19.	Please revise the subheading of this risk factor to clearly identify the risk and potential consequences of losing your key personnel.

The Company has made revisions in accordance with the Staff’s comment. See page 15 of the Registration Statement.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain and hire these personnel in the future, our ability to improve our products and implement our business objectives could be affected, page 8

20.	Please disclose when you plan to hire additional personnel.

The Company has made revisions in accordance with the Staff’s comment. See page 15 of the Registration Statement.

21.	Please expand this risk factor to discuss whether you currently have employment agreements with your senior executives and senior technology personnel.

The Company has made revisions in accordance with the Staff’s comment. See page 15 of the Registration Statement.

We face risks relating to difficulty in defending intellectual property rights from infringement, page 9

22.	Please expand your disclosure to describe the intellectual property rights you currently hold.

The Company has made revisions in accordance with the Staff’s comment. See page 16 of the Registration Statement.

23.	Please identify the measures you have put in place to protect your intellectual property rights and discuss the limitations of these measures.

The Company has made revisions in accordance with the Staff’s comment. See page 16 of the Registration Statement.

We face governmental regulatory and policy risks, page 10

24.	Please revise the subheading of this risk factor to clearly identify the risk and potential consequences of facing governmental regulatory and policy risks.

The Company has deleted this risk factor and addressed the Staff’s comments in the Risk Factor titled “Risk Related To Our Industry - Aoxing Pharmaceutical’s certificates, permits, and licenses related to our pharmaceutical operations are subject to governmental control and renewal and failure to obtain renewal will cause all or part of our operations to be terminated” beginning on page 17 of this Registration Statement.

25.
Please expand this risk factor to briefly describe the government regulations that have a material impact on your business and the process for obtaining SFDA approval. Please also disclose the length of the approval process, as well as its cost.

The Company has deleted this risk factor and addressed the Staff’s comments in the Risk Factor titled “Risk Related To Our Industry - Aoxing Pharmaceutical’s certificates, permits, and licenses related to our pharmaceutical operations are subject to governmental control and renewal and failure to obtain renewal will cause all or part of our operations to be terminated” beginning on page 17 of this Registration Statement.

26.
Please further expand this risk factor to explain how a violation of material regulations would affect your business. For example, describe the impact of any past violations have had on your business or provide an example of how a future violation could impact your business.

The Company has deleted this risk factor and addressed the Staff’s comments in the Risk Factor titled “Risk Related To Our Industry - Aoxing Pharmaceutical’s certificates, permits, and licenses related to our pharmaceutical operations are subject to governmental control and renewal and failure to obtain renewal will cause all or part of our operations to be terminated” beginning on page 17 of this Registration Statement.

27.
You disclose that you have received regulatory approval to sell some of your products in China. Please state when you have to reapply for product approval, and disclose the instances in which this approval may be taken away from your products prior to the approval's expiration.

The Company has deleted this risk factor and addressed the Staff’s comments in the Risk Factor titled “Risk Related To Our Industry - Aoxing Pharmaceutical’s certificates, permits, and licenses related to our pharmaceutical operations are subject to governmental control and renewal and failure to obtain renewal will cause all or part of our operations to be terminated” beginning on page 17 of this Registration Statement.

There could be changes in government regulations of the pharmaceutical industry in the PRC that may adversely affect our business, page 11

28.	Please revise the subheading of this risk factor to clearly identify the risk and potential consequences of changes in governmental regulations.

The Company has deleted this risk factor and addressed the Staff’s comments in the Risk Factor titled “Risk Related To Our Industry - Aoxing Pharmaceutical’s certificates, permits, and licenses related to our pharmaceutical operations are subject to governmental control and renewal and failure to obtain renewal will cause all or part of our operations to be terminated”

beginning on page 17 of this Registration Statement.

29.	Please expand this risk factor to briefly describe the material aspects of these new guidelines and how the reforms may impact the company's operating expenses.

The Company has deleted this risk factor and addressed the Staff’s comments in the Risk Factor titled “Risk Related To Our Industry - Aoxing Pharmaceutical’s certificates, permits, and licenses related to our pharmaceutical operations are subject to governmental control and renewal and failure to obtain renewal will cause all or part of our operations to be terminated” beginning on page 17 of this Registration Statement.

30.	Please disclose when your GMP certifications will expire and you will be required to renew them.

The Company has deleted this risk factor and addressed the Staff’s comments in the Risk Factor titled “Risk Related To Our Industry - Aoxing Pharmaceutical’s certificates, permits, and licenses related to our pharmaceutical operations are subject to governmental control and renewal and failure to obtain renewal will cause all or part of our operations to be terminated” beginning on page 17 of this Registration Statement.

Price control regulations may decrease our profitability, page 11

31.
Please expand your disclosure to identify the primary products that are subject to price controls. Please further disclose how the price levels are set, and the extent to which these controls reduce the revenues you receive.

The Company has made revisions in accordance with the Staff’s comment. See page 19 of the Registration Statement.

The bidding process with respect to the purchase of pharmaceutical products may lead to reduced revenue, page 12

32.
Please disclose whether bidding procedures for the purchase of drugs has already been established. If bidding procedures have already been established, please disclose when they will be expanded to cover drugs consumed in large volume and commonly used for clinical uses.

The Company has deleted this Risk Factor as bidding processes do not apply to its products at the date of this Registration Statement.

33.
Please expand this risk factor to describe how the bidding procedures will affect your company. Specifically, which of your products will be subject to these bidding procedures? Are your products subject to bidding procedures sold in venues other than non-profit medical organizations?

The Company has deleted this Risk Factor as bidding processes do not apply to its products at the date of this Registration Statement.

Our success is highly dependent on continually developing new and advanced products, technologies, and processes and failure to do so may cause us to lose our competitiveness in the pharmaceutical industry and may cause our profits to decline, page 12

34.
Please combine this risk factor with "If we fail to develop new products with high profit margins, and our high profit margin products are substituted by competitor's products, our gross profit margins will be adversely affected" on page 13 as both risk factors appear to be discussing similar matters.

The Company has made revisions in accordance with the Staff’s comment. See page 19 of the Registration Statement.

The commercial success of our products depends upon the degree of market acceptance among, the medical community and failure to attain market acceptance among the medical community may have an adverse impact on our operations and profitability, page 13

35.	Please list your products that are only available by prescription.

The Company has made revisions in accordance with the Staff’s comment. See page 21 of the Registration Statement.

We enjoy certain preferential tax concessions and loss of these preferential tax concessions will cause our tax liabilities to increase and our profitability to decline, page 13

36.	Please explain your disclosure stating you are a "high-tech enterprise."

The Company has made revisions in accordance with the Staff’s comment. See page 22 of the Registration Statement.

Changes in the policies of the PRC government could have a significant impact upon the business we may be able to conduct in the PRC and the profitability of such business, page 14

37.
Please expand this risk factor to briefly discuss how the Chinese economy differs from the economies of most developed countries and how such differences pose a greater risk of doing business in the PRC. For example, the degree of government involvement may be a relevant difference.

The Company has made revisions in accordance with the Staff’s comment. See page 22 of the Registration Statement.

The PRC laws and regulations governing our current business operations are sometimes vague and uncertain, page 15

38.	Please expand this risk factor to briefly describe the laws and regulations governing your business operations.

The Company has made revisions in accordance with the Staff’s comment. See pages 22 and 23 of the Registration Statement.

Inflation in the PRC could negatively affect our profitability and growth, page 15

39.
Please combine this risk factor with "A slowdown or other adverse developments in the PRC economy may harm our customers and the demand for our services and our products" on page 15 as both risk factors appear to be discussing similar matters.

The Company has made revisions in accordance with the Staff’s comment. See page 23 of the Registration Statement.

The fluctuation of the Renminbi may harm your investment, page 16

40.	Please revise this risk factor to quantify how a decline and increase in the Renminbi versus the U.S. dollar would affect both your financial condition and results of operations.

The Company has made revisions in accordance with the Staff’s comment. See page 23 of the Registration Statement.

Our common stock is subject to the "penny stock" rules, which require delivery of a schedule explaining the penny stock market and the associated risks before any sale, page 19

41.	Please revise the subheading of this risk factor to reflect the specific risk to investors and the specific risk to your business.

The Company has made revisions in accordance with the Staff’s comment. See page 27 of the Registration Statement.

42.	Please expand your disclosure to discuss the specific legal remedies available to investors of penny stocks and how such remedies would affect the company.

The Company has made revisions in accordance with the Staff’s comment. See page 27 of the Registration Statement.

Selling Stockholders, page 20

43.
We note that in the fourth paragraph of this section you state, "each selling stockholder is offering for sale all of the shares he or it will acquire." This contradicts with the next paragraph, which states that "each selling stockholder may offer for sale all or part of the shares from time to time." Please revise your disclosure so that these two sentences are consistent.

The Company has made revisions in accordance with the Staff’s comment. See page 28 of the Registration Statement.

44.	In the footnote to table found in this section, please identify the natural person(s) who control the shares held of record by KWCB Investments Ltd.

The Company has made revisions in accordance with the Staff’s comment. See page 29 of the Registration Statement.

Plan of Distribution, page 23

45.
Please note that in the event the shares covered by this prospectus are transferred in the event of gift, pledge, partnership distribution or other transfer, you will be required to file a prospectus supplement to identify the selling shareholder. Please confirm to us that in the event of any substitutions, you will file the information in a prospectus supplement.

The Company confirms that in the event the shares covered by this prospectus are transferred in the event of gift, pledge, partnership distribution or other transfer, it will file a prospectus supplement to identify the selling shareholder.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

46.
We note the sentence in the first paragraph of this section stating that "the Company undertakes no obligation to update any such forward-looking statements." It is not appropriate to disclaim liability for statements included in your document. Please delete this statement.

The Company has made revisions in accordance with the Staff’s comment.

47.
Please disclose any contractual obligations you have, pursuant to Release No. 33-8182 (April 7, 2003). In this disclosure, please include the contractual obligation you have to Aoxing Pharmaceutical pursuant to the Management Entrustment Agreement.

The Company has made revisions in accordance with the Staff’s comment. See page 44 of the Registration Statement.

Overview, page 27

48.	We note your disclosure that Aoxing Pharmaceuticals has increased its productivity by a factor of twelve. Please delete this statement because the discussion in this section should be primarily focused on the overall financial results of Biostar Pharmaceuticals, the registrant, and not the productivity of its operating company.

The Company has made revisions in accordance with the Staff’s comment.

Recent Developments, page 27

49.
Please expand this disclosure to provide more detail about these strategic projects, including the costs to undertake these projects and when you anticipate these projects to be implemented. Please further revise this disclosure to quantify the impact that implementation of these projects could have on your revenues.

The Company has made revisions in accordance with the Staff’s comment. See page 35-36 of the Registration Statement.

50.	Please disclose a website address for the "China Hepatitis Internet Hospital" project, if currently available.

The Company has made revisions in accordance with the Staff’s comment. See page 36 of the Registration Statement.

Liquidity and Capital Resources, page 28

51.	It appears that your liquidity discussion relates only to Aoxing Pharmaceutical. Please revise to include Biostar Pharmaceuticals.

The Company has made revisions in accordance with the Staff’s comment. See page 36-37 of the Registration Statement.

52.	You state on page 4 of this filing that you raised $750,000 in a private placement. Please expand your disclosure to discuss the private placement and how you used the funds.

The Company made an error in the original MD&A, the amount raised in the private placement was $725,000 instead of $750,000. The Company has made revisions in accordance with the Staff’s comment. See page 36 of the Registration Statement.

53.
Please expand your disclosure to describe your planned expansion and acquisition. Please discuss the extent of financing you will need, and identify potential sources that you will approach over the next two years to obtain funding for these endeavors.

The Company has made revisions in accordance with the Staff’s comment. See page 36 of the Registration Statement.

54.	Please provide the material terms of the short-term bank loans and file the documents as exhibits to your registration statement.

The Company has made revisions in accordance with the Staff’s comment. See page 37 of the Registration Statement.

Results of Operations, page 29

55.
In our MD&A Release No. 33-8340; 34-48960; FR-72 (December 19, 2003), we explained that, "MD&A requires . . . an 'analysis' of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form . . . . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." Please revise this section to quantify and explain the reasons beyond the increase in product net sales.

The Company has made revisions in accordance with the Staff’s comment. See page 37-42 of the Registration Statement.

56.
For periods presented, please quantify the effect each of the causal factors that you cite for material changes in your financial statement amounts (i.e. Revenue: increase due to more robust sales of the Company's product line particularly sales of its Xin Aoxing acid capsule, pediatrics medicine and Tianqi Dysmenorrhea. Selling, general and administrative expenses: increase due to the much higher promotional and advertising expenditures, as well as sales commissions and travel expenses...) as addressed in Financial Reporting Codification Section 501.04.

The Company has made revisions in accordance with the Staff’s comment. See page 37-42 of the Registration Statement.

57.
We note your statements, "Management anticipates growing total revenues by as much as 100% in 2007" and "Management anticipates future gross profit margins to increase by as much as another 28% in 2007." These predictions must be supported by a reasonable basis. Please disclose the reasonable basis and the assumptions behind these two predictions.

The Company has made revisions in accordance with the Staff’s comment. See page 40 and 41 of the Registration Statement.

Critical Accounting Policies

Sales Allowances, page 33

58.
We believe that your disclosure related to estimates of items that reduce gross revenue such as contractual discounts, sales returns and allowances and other discounts and allowances could be improved as follows:

a.
Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b.
Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, and price changes from competitors.

c.
To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d.	Discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e.	Provide a roll forward of each item that reduces your gross revenue for the periods presented showing the following:

•	Beginning balance,
•	Current estimate related to sales made in current period,
•	Current estimate related to sales made in prior periods,
•	Actual returns or credits in current period related to sales made in current period,
•	Actual returns or credits in current period related to sales made in prior periods, and
•	Ending balance.

f.
In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in your estimates of these items had on your revenues and operations.

The “Sales Allowance” was erroneously included in the “Critical Accounting Policies” section of the MD&A, thus it has be deleted. The Company does not give sales discounts to distributors because the product prices sold to distributors are low enough. Also, the Company does not estimate sales return and allowance because based on historical return data, management has determined that the estimate is immaterial.

59.	Please expand your disclosure to list the products that are sold through distributors, and the portion of your revenue which is obtained from sales made by distributors.

The Company does not give sales discounts to distributors because the product prices sold to distributors are low enough, therefore the related disclosure is not necessary.

Description of Business

General

60.
Please provide a table in this section encompassing all of your commercial and pipeline products. This table should indicate how the product is classified under the PRC regulatory scheme; the product's indicated use; the current regulatory status of all products; and the current phase of development for all non-approved products. In complying with this comment, you may expand the table on page 36 or provide a second table for products in development.

The Company has made revisions in accordance with the Staff’s comment. See pages 48 and 49 of the Registration Statement.

Corporate History, page 34

61.
Please provide the material terms of the Voting Proxy Agreement and the Share Pledge Agreement entered into by the shareholders of Aoxing Pharmaceutical and Shaanxi Biostar, and file these agreements as exhibits to your registration statement.

The Company has made revisions in accordance with the Staff’s comment. See pages 44 and 45 of the Registration Statement.

62.
Please provide the material terms of the Exclusive Option Agreement between Shaanxi Biostar, Aoxing Pharmaceutical and the Aoxing Pharmaceutical shareholders, including but not limited to each parties' obligations under the agreement, the factors you will take into account to determine the consideration for the exercise of the option, etc.

The Company has made revisions in accordance with the Staff’s comment. See pages 45 of the Registration Statement.

Our Business, page 35-36

63.
We note your statement on page 11 that 'the manufacture and sale of pharmaceutical products in the PRC is heavily regulated by many state, provincial and local authorities." Please revise this section to include a description of these governmental laws and regulations and the effect they have on your business, in accordance with Item 101 (b)(9) of Regulation S-B. We specifically note the references to regulations in the risk factor section, including testing, manufacturing, labeling, advertising, promotion, record keeping, sale, and distribution of pharmaceutical products. Your discussion should explain how these types of laws and regulations impact your business.

The Company has made revisions in accordance with the Staff’s comment. See pages 47 and 57 of the Registration Statement. The Company has made revisions to the “Government Regulation” beginning on page 59 of the Registration Statement.

64.
We note your disclosure that 85% of product materials are purchased from raw materials suppliers. Please expand this disclosure to state how many suppliers you rely upon, and if you purchase a significant percentage from one particular supplier. If you have agreements with any of these suppliers, please file the agreements as exhibits to your registration statement.

The Company has made revisions in accordance with the Staff’s comment. See page 46 of the Registration Statement. The Company has filed the agreement as Exhibits 10.10 and 10.17.

65.	Please revise your filing to delete your usage of the acronym "HPV." This acronym is commonly used to designate the Human Papilloma Virus and may confuse some readers.

The Company has made revisions in accordance with the Staff’s comment.

66.
Please disclose your strategy for positioning yourself as a leader in the care of patients who suffer from the Hepatitis B virus. In this disclosure, you should briefly describe the strategies of your competitors and how your strategy is superior.

The Company has made revisions in accordance with the Staff’s comment. See pages 54 - 55 of the Registration Statement.

67.
Please revise the following statements to disclose the source of the following information. If you do not have independent, third-party support for these statements, then delete them from your document.

a.
As many patients have chronic Hepatitis B, ailments are prevalent and typically become more severe if not properly treated, However, Hepatitis B patients in China also bear substantial psychological pressure, since it is very contagious. Infected patients are often fearful that their relatives, friends and coworkers will become aware of their circumstances and wind up soliciting treatment in secret, if at all.

The Company has made revisions in accordance with the Staff’s comment. See page 52 of the Registration Statement.

b.	Our Danshen Granule has been accepted as an effective product for the treatment of coronary heart disease, myocarditis and angina pectoris.

The Company has made revisions in accordance with the Staff’s comment. See page 53 of the

Registration Statement.

c.
As part of a strategy to improve rural healthcare, China's central government has initiated its "New Rural Medical Care Cooperative Program" which will be launched in 2008, with the intention of achieving full coverage of all rural citizens by 2010. With an estimated 900 million rural farmers throughout the nation, the implementation of this program provides farmers throughout the nation, the implementation of this program provides substantial opportunity for market expansion in this sector, where expenditures are estimated at nearly US$ 5.6 billion in the next 3 years - with 80% of that budget to be paid by the regional provincial governments in mid and western China. Of these rural markets the provinces of Shaanxi, Sichuan, Chongqing, Gansu, Henan, Hubei, and Hunan are expected to comprise 30% of the market, or US$ 1.7 billion.

The Company has made revisions in accordance with the Staff’s comment. See page 53 of the Registration Statement.

d.
An estimated 7.5% of the population suffer from flu every year and 5.5% suffer from tracheitis caused by flu. This rate is more than 15% for senior citizens, who often suffer more than 3 times per year.

The Company has made revisions in accordance with the Staff’s comment. See page 54 of the Registration Statement.

e.	Experts forecase that, the market for antitussive, expectorant and asthma-relieving medication will turn out to be one of the ten strongest medication sectors of the next twenty years.

The Company has deleted this statement.

f.	Since 2003, the number of pharmaceutical companies in China has decreased rather significantly, from 6,700 to approximately 3,600.

The Company has made revisions in accordance with the Staff’s comment. See page 54 of the Registration Statement.

Customers, page 41

68.
We note your disclosure that your largest customer accounted for approximately 14% of sales for the year ended December 31, 2006. You state on page 10 that your largest customer accounted for 11% of sales in 2006. Please revise your disclosure for consistency.

The Company has made revisions in accordance with the Staff’s comment. See page 54 of the Registration Statement.

69.	Please further identify this customer, and if you have an agreement with this customer please file it as an exhibit to your registration statement.

The Company has made revisions in accordance with the Staff’s comment. See page 54 of the Registration Statement. The Company has filed the agreement as Exhibit 10.9.

Expand Production Capacity, page 42

70.
Please expand your disclosure regarding your acquisition of an additional facility to describe the material terms of the agreement. Also disclose when the acquisition will occur and how much the acquisition will cost. State whether you will require additional financing to acquire the facility. Clarify whether this facility is located on the land you lease from the PRC under your existing land use rights.

The Company has not executed any definitive agreements to acquire an additional facility and has accordingly revised the Registration Statement.

71.
Please also disclose where you plan to add the 333,000 square meter Chinese herb medicine growing area. Clarify whether this area will be added on land you lease from the PRC under your existing land use rights. State when you anticipate adding the growing area.

The Company has not executed any definitive agreements to add 333,000 square meters of growing area and has revised the Registration Statement accordingly.

Continue to Develop and Market New Products, page 42

72.
Please identify the universities, research institutes and associations with whom you work to develop your products. Please further disclose the material terms of any agreements you have with these institutions. Please file these agreements as exhibits to your registration statement.

The Company has made revisions in accordance with the Staff’s comment. See page 56 of the Registration Statement.

73.
Please identify the sources of the products and technologies you intend to buy in order to complement your expansion strategy. Further, please clarify whether you intend to license or acquire these products and technologies.

The Company has made revisions in accordance with the Staff’s comment. See page 56 of the Registration Statement.

Competition, page 43

74.	Please indicate the relative size and financial and market strengths of your competitors in accordance with Item 101 (b)(4) of Regulation S-B. Please discuss how and why you believe you can effectively compete with these entities.

The Company has made revisions in accordance with the Staff’s comment. See pages 57-58 of the Registration Statement.

Research and Development, page 44

75.	Please include in this section the estimated amount spent on research and development activities during each of the last two fiscal years, in accordance with Item 101 (b)(10) of Regulation S-B.

The Company has made revisions in accordance with the Staff’s comment. See page 58 of the Registration Statement.

Seasonality, page 44

76.	Please revise this section to quantify the impact that seasonality has on your sales and revenues.

The Company has made revisions in accordance with the Staff’s comment. See page 59 of the Registration Statement.

The SFDA, page 44

77.	Please expand your disclosure to quantify the cost of the approval procedure in China for a newly developed drug.

The Company has made revisions in accordance with the Staff’s comment. See page 59 of the Registration Statement.

Description of Property, page 46

78.
Please expand your disclosure to describe the material terms of your "land use right," including the cost of obtaining the right and whether you must make additional payments to the PRC in order to retain this right. If your "land use right" is documented in an agreement between your company and the PRC, please include this agreement as an exhibit to your registration statement.

The Company has made revisions in accordance with the Staff’s comment. See page 61 of the Registration Statement. The Company has filed the agreements as Exhibits 10.15 and 10.16.

79.	Please further expand your disclosure of the land to which you have a "land use right," including its location, whether there are any structures on the property, and the condition of the property.

The Company has made revisions in accordance with the Staff’s comment. See page 61 of the Registration Statement.

Directors, Executive Officers, Promoters and Control Persons, page 48-49

80.
Please revise your description of your directors to disclose whether any of your directors hold directorships in reporting companies, in accordance with Item 401 (a)(5) of Regulation S-B. If so, please identify the reporting company.

The Company has made revisions in accordance with the Staff’s comment. See page 64 of the Registration Statement.

81.
Please briefly describe the employment of Elaine Zhao from 2002 through October 2005. In addition, you disclose that Elaine Zhao has served as your Secretary since July 30, 2007. Please include this position when listing Elaine Zhao on the table on page 48.

The Company has made revisions in accordance with the Staff’s comment. See page 64 of the Registration Statement.

Employment Agreements, page 49

82.	Please list the key personnel with whom you have employment agreements. In addition, please disclose the material terms of the employment agreements.

The Company has made revisions in accordance with the Staff’s comment. See page 66 of the Registration Statement.

Certain Relationships and Related Transactions, page 49

83.
We note your disclosure that on November 1, 2007, you signed a Management Entrustment Agreement with Aoxing Pharmaceutical. At the time this agreement was signed, your current directors and executive officers, including Ronghua Wang, Qinghua Liu, Zifeng Nie, Shuang Gong, and Amei Zhang, served in various managerial capacities at Aoxing Pharmaceutical. Please provide the disclosure required by Item 404 of Regulation S-B or explain why disclosure under this Item need not be provided. We may have additional comments.

The Company has made revisions in accordance with the Staff’s comment. See page 67 of the Registration Statement.

Description of our Securities, page 50

84.
Please expand your disclosure to describe the material terms of the authorized anti-takeover provisions. in this disclosure, please include what situations would trigger the use of an anti-takeover provision and what portion of your board of directors must authorize the use of this provision.

There are no anti-takeover provisions in the Company’s Articles of Incorporation. The reference has been removed from the Registration Statement.

Notes to Financial Statements, page 7

85.
Based on the disclosure on your balance sheets, it appears that you have no authorized, issued and outstanding shares. Please clarify this, and disclose what the increases to capital stock during 2006 reflect, and how the amount allocated to additional paid in capital was determined.

Aoxing Pharmaceutical, as a non-public corporation formed under the laws of the PRC, has no authorized, issued and outstanding shares. The Company has changed the wording “Common Stock” to “Capital”. Increases to capital during 2006 were for actual cash infusions from owners, while the amounts allocated to additional paid in capital were for non-cash contributed assets from owners, i.e. contributions in the form of proprietary technologies or business licenses. The value of non-cash contributed assets was determined by professional valuation of the assets’ fair value on the date of the contribution.

Note 2 - Summary of Significant Accounting Policies page 8

Property, Plant and Equipment, page 10

86.	Please tell us and disclose how you concluded that an estimated life of fifty years was appropriate for real property.

The company has 50 year Land use rights. Real Property is situated on this land and accordingly 50 year life was used as estimated life. The Company has made revisions in accordance with the Staff’s comment. See pages F-9 and F-24 of the Registration Statement.

Intangible Assets, page 10

87.
Please clarify here and elsewhere in your filing what the $1.5 million purchase of patent relates to, and what period you are amortizing the patent over. Further, please disaggregate the amount from the purchase of land use right on your statement of cash flows.

The 1.5 million is the purchase of the proprietary technologies for producing the Company’s 5 state approved drugs. The proprietary technologies of the drugs are not patented, however the Company erroneously called them patent in the financial statements and related notes. The Company has changed the verbage “patent” to “proprietary technologies”. As patented proprietary technologies are called “patent” and is amortized over estimated period of benefit of 10 years, thus, the Company also uses 10 years as the amortization period for its un-patented proprietary technologies. The Company has made revisions in accordance with the Staff’s comment. See pages F-10 and F-25 of the Registration Statement.

The Company has made revision to the statement of cash flow in accordance with the Staff’s comment. See page F-22 of the Registration Statement.

Segment Reporting, page 12

88.	Please disclose your revenue by each product in accordance with paragraph 37 of SFAS No. 131.

The Company has made revisions in accordance with the Staff’s comment. See pages F-14 and F-32 of the Registration Statement.

Note 6 - Commitment, page 14

89.
Please file the Corporate Finance Advisory Agreement with Friedland Capital Inc. as an exhibit or provide us with your analysis supporting your determination that it is not a material agreement and therefore not required to be filed pursuant to Item 601 of Regulation 8-B.

The Company has filed the Corporate Finance Advisory Agreement between Friedland Capital Inc. and Aoxing Pharmaceutical, dated March 8, 2007 as Exhibit 10.14 of the Registration Statement

Part II—Information Not Required in Prospectus

Other Expenses of Issuance and Distribution, page 17

90.	Please expand your disclosure to include federal and state taxes and listing fees, in accordance with Item 511 of Regulation 8-B.

The Company has made revisions in accordance with the Staff’s comment. See page 101 of the Registration Statement.

Exhibits, page 56

91.	Please include all exhibits in your next filing.

The Company has made revisions in accordance with the Staff’s comment. See page 102 of the Registration Statement.

Signatures, page 58

92.	Please provide on your registration statement the signature of your principal financial officer, as required by Form SB-2.

The Company has made revisions in accordance with the Staff’s comment. See pages 104-105 of the Registration Statement.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your considerations and courtesies in this matter.

Sincerely yours,

/s/ Robert Newman
RN:jw

Cc:	Mr. Ronghua Wang
Biostar Pharmaceuticals, Inc.